Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Extraordinary General Meeting dated November 26, 2003
2.	Notice to Shareholders – November 26, 2003

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39           NIRE 35.300.109.724

Minutes of the Extraordinary General Meeting

Date, Time and Place:

November 26, 2003 at 10:30 a.m. at the Company’s head office at Av. Brigadeiro Luis Antonio, 1343 – 9th floor in the city and state of São Paulo.

Presence:

The Shareholders representing more than two thirds of the Capital Stock. The representative of the appraising company, Ernst & Young Auditores Independentes S/S, Mr. Waldyr Passeto was also present.

Publications:

Convening Notice: Published in the Official Gazette of the State of Sào Paulo and Valor Econômico newspaper on November 11,12 and 13, 2003.

Presiding Officials:

President - Gilberto Tamm Barcellos Corrêa

Secretary - Elizabeth Akemi Ishii Kodato

Agenda:

As in the published Convening Notice.

Deliberations:

(1)	For the acquisition of the shares of Shell Gas (LPG) Brasil S.A (the Acquisition):

1.1	To ratify the acquisition of all the shares comprising the capital of Shell Gás (LPG) Brasil S.A. (as registered in the Brazilian taxpayers register (CNPJ) under number 65.828.550/0001-49), currently denominated SPGás Distribuidora de Gás S.A. (SPGás), for the amount of R$ 170,566,000.00 (one hundred and seventy million, five hundred and sixty-six thousand Reais), paid in cash, as well as:

(a)	the contract for the purchase and sale of shares signed on August 8, 2003, whereby the Acquisition was formalized.

(b)	The appointment of the appraising company, Ernst & Young Auditores Independentes S/S, enrolled in the Brazilan corporate taxpayers register (CNPJ/MF) under number 61.366.936/0001-25, and responsible for the Appraisal Report pursuant to article 256, paragraph 1 of Law 6,404/76.

(c)	The Appraisal Report prepared on the basis of the book net worth of SPGás;

1.2 –	Since the acquisition price surpasses by one and a half times the value in letter c, paragraph II, article 256 of Law 6,404/76, those shareholders dissenting from the decision for the Acquisition shall have the right to withdraw from the Company, through the reimbursement of the value of their shares in accordance with articles 137 and 45, of the same Law. The withdrawal rights may be exercised according to instructions presented in the Notice to Shareholders that will be published together with these minutes.

(2)	Management Benefits Plan:

2.1	To approve the change to the Company’s and its subsidiaries’ management benefits plan, to include therein the transference of the usufruct rights under the shares held as treasury stock to management and the eventual sale of the said share, should conditions agreed under the plan be fulfilled, in accordance with the Executive Board’s proposal ratified by the Board of Directors at its meeting held on November 5, 2003.

Observations: (i) All the Meeting’s decisions were approved by a majority vote, the shareholders Parth Investments Company, LLC and the shareholder Renato Ochman abstaining from voting; (ii) these minutes and the Notice to Shareholders, to which item 1.2 of the Deliberations refers, will be published on November 27, 2003; (iii) the Board of Directors’ proposal, to which item 2.1 of the Deliberations refers, duly initialed by the Meeting’s President and the Secretary, shall be filed at the Company’s head office.

There being no further pending matters on the agenda, the meeting was declared closed. The present Minutes were duly transcribed and having been read and approved, were signed by all the Shareholders present and by the Meeting’s President and Secretary. signed) By ULTRA S.A. – PARTICIPAÇÕES and in its own name: Paulo Guilherme Aguiar Cunha — President; By PARTH INVESTMENTS COMPANY, L.L.C, in its capacity as attorney-in-fact and in its own name: RENATO OCHMAN; by LUMINA FUNDO DE INVESTIMENTO EM AÇÕES (FUNDO), DYNAMO PUMA FUNDO DE INVESTIMENTO EM AÇÕES CARTEIRA LIVRE (FUNDO) and DYNAMO COUGAR FUNDO DE INVESTIMENTOS EM AÇÕES : Bruno Hermes da Fonseca Rudge –attorney-in-fact; GILBERTO TAMM BARCELLOS CORRÊA; President: Gilberto Tamm Barcellos Corrêa; Secretary: Elizabeth Akemi Ishii Kodato

ITEM 2

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

The Extraordinary General Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”) held on November 26, 2003 ratified the acquisition of the entire capital of Shell Gás (LPG) Brasil S.A., a company registered in the Brazilian corporate taxpayers code (CNPJ) under the number 65.828.550/0001-49, currently denominated SPGás Distribuidora de Gás S.A. (“SPGás”).

Since the acquisition price surpasses by one and a half times the value defined in letter c, paragraph II, article 256 of Law 6.404/76, those shareholders dissenting from the decision on the Acquisition shall have the right to withdraw from the Company, through the reimbursement of the value of their shares in accordance with articles 137 and 45, of the same Law (the “Withdraw Rights”). To exercise Withdrawal Rights, the shareholder shall be subject to the following conditions:

(a)	Shareholders entitled to exercise withdrawal rights: The holders of Ultrapar shares may exercise Withdrawal Rights for shares owned prior to the opening for trading at Bovespa’s (the São Paulo Stock Exchange) on the date of the first publication of the Convening Notice for the Extraordinary General Meeting, or in other words, those shareholders with a position in the said shares at the close of business on November 10, 2003.

(b)	Term for exercising Withdrawal Rights: The term for exercising Withdrawal Rights is 30 days from the date of publication of the minutes of the Extraordinary General Meeting of November 26 2003, pursuant to paragraph IV, article 137 of Law 6.404/76, the said term to begin on November 27, 2003 and terminate on December 29, 2003.

(c)	Reimbursement value: Pursuant to article 45 of Law 6.404/76, the dissenting shareholders shall have the right to a reimbursement value equivalent to R$ 17.10 per lot of a thousand shares calculated at the book value of the share as per the last balance sheet approved by the general meeting, that is the balance sheet for December 31, 2002. Payment shall be effected in full up to the fifth business day following the final date for submitting claims, except for those dissenting shareholders requesting the preparation of a special balance sheet dated within 60 (sixty) days prior to this meeting. In this case, the Company shall pay 80% (eighty per cent) of the reimbursement value on the same deposit date as for the other shareholders, calculated on the basis of the last balance sheet. Upon producing the special balance sheet, the Company shall reimburse the outstanding balance within a period of 120 (one hundred and twenty) days as from the date of this Meeting.

In order to exercise the Withdrawal Rights, shareholders should send written communication of such intention to Ultrapar´s Investor Relations Department at the address below. Please feel free to contact the Company if you need further information.

The closing price of the preferred shares on November 26, 2003 was R$ 32.00 per thousand shares.

São Paulo, November 27, 2003

Fabio Schvartsman
Chief Financial and Investor Relations Officer

Contacts:
Ultrapar Participações S.A.
Investor Relations Department
Av. Brigadeiro Luís Antônio, 1343 – 8º A São Paulo SP CEP 01317-910
Andre Covre – IR Associate Director
Phone: 55 11 3177-6539
E-mail: acovre@ultra.com.br	Maria Fernanda Leme Brasil – IR Manager Phone: 55 11 3177-6513 E-mail: fbrasil@ultra.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer